UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

- OR -

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION

1400 DOUGLAS STREET

OMAHA,  NEBRASKA    68179

Chicago and North Western

Railway Company Profit

Sharing and Retirement

Savings Program

Employer ID No: 94-6001323

Plan Number: 002

Financial Statements as of and for the

Years Ended December 31, 2018 and 2017,

Supplemental Schedule as of

December 31, 2018, and Report of

Independent Registered Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

NOTE:Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Chicago and North Western Railway Company

Profit Sharing and Retirement Savings Program

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on the Program's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Program in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Program's financial statements. The supplemental schedule is the responsibility of the Program's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 26, 2019

We have served as the auditor of the Program since 1995.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Investments at fair value (Note 3)	$41,526,615	$51,384,160
Investments at contract value (Note 4)	21,369,380	19,637,413
Program interest in Master Trust	62,895,995	71,021,573

Receivables:
Notes receivable from participants	12,866	26,354
Total receivables	12,866	26,354

NET ASSETS AVAILABLE FOR BENEFITS	$62,908,861	$71,047,927

See notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY

PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Program interest in Master Trust investment income (loss) (Note 4):
Net appreciation (depreciation) in fair value of investments	$(4,469,305)	$8,007,821
Interest and dividends	2,338,881	1,611,596
Net investment income (loss)	(2,130,424)	9,619,417

Interest income on notes receivable from participants	861	795

Total additions	(2,129,563)	9,620,212

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	5,989,087	11,241,032
Other	20,416	21,477
Total deductions	6,009,503	11,262,509

NET DECREASE IN NET ASSETS	(8,139,066)	(1,642,297)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	71,047,927	72,690,224
End of year	$62,908,861	$71,047,927

See notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017

1.	DESCRIPTION OF PLAN

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the “Program”) is provided for general information only. Participants should refer to the Program’s plan document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the “Company”) and other common control employers who adopt the Program. The Program is sponsored by Union Pacific Railroad Company (“Railroad”). Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Program. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Program and any other qualified plan maintained by Union Pacific Corporation (the “Corporation”) or its subsidiaries. Loan transactions are treated as a transfer from the investment fund(s) to the loan fund and as the loan is repaid, all principal and interest payments are credited to the investment fund(s) in accordance with the participant’s applicable investment election. Loan terms cannot exceed 59 consecutive calendar months, except the loan term may be up to 15 years if the loan will be used to purchase the participant’s principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest set by the plan administrator based on interest rates being charged on similar loans. Principal and interest is paid ratably, generally through monthly payroll deductions. As of December 31, 2018 and 2017, participant loans have maturities through 2022 at interest rates ranging from 3.25% to 4.25%, respectively.

Participant Accounts — Individual accounts are maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Program or may elect to participate in the Vanguard Advisers Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with an allocation of the Program’s earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant’s account balance by investment type. If a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Program. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. A participant’s account may, as elected by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), the participant’s account balance is transferred to the Chicago and North Western Railway Company Supplemental Pension Plan (the “Supplemental Pension Plan”) for payment of the annuity. The annuity may, at the option of the Program administrator, be purchased from a third-party institution or paid from the assets of the Supplemental Pension Plan. A required minimum distribution option is available at age 70 1/2. A terminated participant may defer distribution until the earlier of the participant’s required beginning date, as defined in the Program, or the participant’s death. If distribution is deferred until the participant’s required beginning date, the participant may elect (with spousal consent when required) distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant’s required beginning date. A distribution of a single sum payment of the portion of a participant’s account invested in the Union Pacific Common Stock Fund is distributed in cash unless shares of stock are elected at the time of distribution. If the participant remains employed with the Railroad after attaining age 70 1/2, the participant must commence distribution of his/her account no later than the April 1st of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 1/2, may be made by a participant from his or her account in accordance with the Program’s provisions.

Program Administration — From April 1, 2016 through August 14, 2018,  the Program was administered by the Senior Vice President and Chief Human Resource Officer of Union Pacific Railroad Company.  Effective August  15, 2018, the Program is administered by the Executive Vice President and Chief Human Resource Officer of Union Pacific Railroad Company.  Investment management fees for the Program’s investment options are netted against investment earnings. Expenses incurred administering the Program, including participant recordkeeping expenses, are payable from Program assets. The Railroad has the option, but not the obligation, to pay Program administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Program’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Program. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Program’s plan document.

Administrative Expenses — Administrative expenses of the Program are paid as described in the section “Program Administration” in Note 1. All investment management and transaction fees directly related to the Program investments are paid by the Program. Management fees and operating expenses charged to the Program for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Program administrative expenses of $20,416 and $21,477 were paid in 2018 and 2017, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program, but have not yet been paid at December 31, 2018 or 2017.

New Accounting Standards — In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The ASU clarifies the presentation and disclosure requirements for an employee benefit plan’s interest in a master trust. This standard is effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. Early adoption is permitted. The Company does not expect the adoption of ASU 2017-06 to have a material impact on the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The amendments in the ASU remove, modify and add disclosures for companies required to make disclosures about recurring or nonrecurring fair value measurements under Topic 820.  This standard is effective for fiscal years beginning after December 15, 2019, and certain amendments are required to be applied prospectively and others are to be applied retrospectively.  Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact on the financial statements.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Program classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Common Stock — Amounts are invested exclusively in common stock issued by the Corporation. The unit price (value) for shares of this fund is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange and the number of shares of stock held by the fund. Employer stock funds are classified as Level 1 investments.

Cash & Cash Equivalents— These investments consist of U.S. dollars within a money market account. These temporary cash investments are classified as Level 1 investments.

Mutual Funds (Including the Domestic Stock and International Stock Funds, Balanced Fund, Money Market Fund, and Bond Funds) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the fair values of mutual fund shares held by the Union Pacific Corporation Master Trust (“Master Trust”) at year-end. Mutual funds are classified as Level 1 investments.

Common/Collective Trusts —  These investments are valued at the net asset value of units of a common collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2018 and 2017, is presented in the following tables:

	December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Common Stock*	$720,254,465	-	-	$720,254,465
Cash & Cash Equivalents	5,781,301	-	-	5,781,301
Mutual Funds**	1,358,742,398	-	-	1,358,742,398
Total investments in the fair value hierarchy	$2,084,778,164	$-	-	$2,084,778,164

Investments measured at net asset value**
Common/Collective Trusts				1,148,289,198
Total investments at net asset value				1,148,289,198

Total investments at fair value				$3,233,067,362

	December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Common Stock*	$760,775,852	-	-	$760,775,852
Cash & Cash Equivalents	5,881,652	-	-	5,881,652
Mutual Funds**	1,523,588,307	-	-	1,523,588,307
Total investments in the fair value hierarchy	$2,290,245,811	-	-	$2,290,245,811

Investments measured at net asset value**
Common/Collective Trusts				1,227,789,336
Total investments at net asset value				1,227,789,336

Total investments at fair value				$3,518,035,147

*  Subsequent to the issuance of the 2017 financial statements, a correction was made to the total amount previously reported as Company Stock Funds as Level 2 investments to classify such based on the holdings of the Company Stock Funds of Common Stock and Cash & Cash Equivalents as Level 1 investments. This had no effect on the reported fair values or on the Plan’s financial statements.

** In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits. Subsequent to the issuance of the 2017 financial statements, a correction was made to the total amount of Mutual Funds previously not included in the fair value hierarchy as a net asset value per share was available, to classify such as Level 1 investments. Mutual funds have a readily determinable fair value, and as such, are classified as Level 1 investments. This had no effect on the reported fair values or on the Plan’s financial statements.

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Program’s policy is to recognize transfers between the levels at the actual date of the event.

The Program evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers in to or out of Levels 1, 2, or 3.

Net Asset Value (NAV) per Share — The following tables summarize investments for which fair value is measured at net asset value as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Program.

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/Collective Trusts	$1,148,289,198	n/a	Daily	None

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/Collective Trusts	$1,227,789,336	n/a	Daily	None

4.	MASTER TRUST

At December 31, 2018 and 2017, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Program’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2018 and 2017, is presented in the following tables:

	2018	2017
Master Trust
Investments at fair value	$3,233,067,362	$3,518,035,147
Investments at contract value	365,477,174	368,744,104
Total investments in Master Trust	$3,598,544,536	$3,886,779,251

Program's portion of investments at fair value	$41,526,615	$51,384,160
Program's portion of investments at contract value	21,369,380	19,637,413
Program interest in Master Trust	$62,895,995	$71,021,573

Portion allocated to the Program	1.75%	1.83%

Investment income (loss) for the Master Trust for the years ended December 31, 2018 and 2017, is as follows:

	2018	2017

Net appreciation (depreciation) in fair value	$(192,738,973)	$567,299,182
Interest and dividends	93,657,435	79,211,080
Total investment income (loss) of Master Trust	$(99,081,538)	$646,510,262

Program's portion of Master Trust investment income (loss)	$(2,130,424)	$9,619,417

While the Program participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the Union Pacific Fixed Income Fund) that includes traditional Guaranteed Investment Contracts (GICs) and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Program.  Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer’s guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

The following table represents the disaggregation of contract value between types of investment contracts held by the Master Trust:

	2018	2017

Synthetic investment contracts	$336,671,869	$341,558,176
Traditional investment contracts	6,385,959	13,875,324
Money market fund	22,576,914	14,129,489
Other	(157,568)	(818,885)
Total investments at contract value	$365,477,174	$368,744,104

5.	FEDERAL INCOME TAX STATUS

The Program has obtained a tax determination letter dated November 15, 2016, in which the Internal Revenue Service (IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program’s financial statements.

GAAP requires Program management to evaluate tax positions taken by the Program and recognize a tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Program is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Program and the related Master Trust are no longer subject to income tax examinations for years prior to 2015.

6.	PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the plan sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program’s participants and beneficiaries. The Railroad may direct VFTC either to distribute the Program’s assets to the participants, or to continue the Trust and distribute benefits as though the Program had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2018 and 2017, the Program’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $1,482,310 and $1,734,157, respectively. During the years ended December 31, 2018 and 2017, the Program recorded dividend income of $111,074 and $102,518, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

******

SUPPLEMENTAL SCHEDULE

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM
Employer ID No: 94-6001323
Plan No: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	Current Value

*	Vanguard Federal Money Market Fund	Registered Investment Company	$ 1,387,143
*	Vanguard Growth Index Fund Institutional Shares	Registered Investment Company	328,870
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	1,940,619
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	1,204,350
*	Vanguard Morgan Growth Fund Admiral Shares	Registered Investment Company	391,608
*	Vanguard REIT Index Fund Institutional Shares	Registered Investment Company	119
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	1,254,403
*	Vanguard Total International Bond Index Fund Inst Shares	Registered Investment Company	120,239
*	Vanguard Total International Stock Index Fund Inst Shares	Registered Investment Company	707,687
*	Vanguard Total Stock Market Index Fund Inst Shares	Registered Investment Company	2,215,483
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	1,712,088
*	Vanguard Windsor Fund Admiral Shares	Registered Investment Company	9,760,442
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	974,996
*	Vanguard Institutional 500 Index Trust	Common / Collective Trust	8,626,444
*	Vanguard Institutional Total Bond Market Index Trust	Common / Collective Trust	3,252,978
*	Vanguard Target Retirement 2015 Trust I	Common / Collective Trust	1,509,852
*	Vanguard Target Retirement 2020 Trust I	Common / Collective Trust	623,937
*	Vanguard Target Retirement 2025 Trust I	Common / Collective Trust	164,309
*	Vanguard Target Retirement 2030 Trust I	Common / Collective Trust	71,123
*	Vanguard Target Retirement 2035 Trust I	Common / Collective Trust	52,955
*	Vanguard Target Retirement 2040 Trust I	Common / Collective Trust	41,794
*	Vanguard Target Retirement 2045 Trust I	Common / Collective Trust	29,041
*	Vanguard Target Retirement Income Trust I	Common / Collective Trust	209,165
*	Union Pacific Common Stock	Company Stock	4,889,475
*	Cash & Cash Equivalents	Cash & Cash Equivalents	57,495
*	Participant loans	Maturing 2020-2022 at interest rates of 3.25% - 4.25%	12,866
*	Union Pacific Fixed Income Fund	Unallocated Insurance Contract	21,369,380
			$ 62,908,861
*	Represents a party in interest
	See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Dated:	June 26, 2019	By:	/s/ Elizabeth Whited
Elizabeth Whited, Executive Vice President and Chief Human Resource Officer, Union Pacific Railroad